February 20, 2007

Mail Stop 4561

Michael Rider
Chief Executive Officer
Bellavista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, CA 94301

> **Re: Bellavista Capital, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Filed 1/22/06**
> **File No. 0-30507**

Dear Mr. Rider:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page FS-3

1.   We note that you have recognized a significant amount of income from legal settlements for the periods ended September 30, 2006 and 2005. Please tell us the details of these settlements and confirm to us that you will include footnote disclosure in future filings related to these settlements.

Notes to Consolidated Financial Statements, page FS-6

Risk Factors, page FS-6

2.   Please tell us more information regarding the letter of inquiry from the Securities
        and Exchange Commission.

Direct Investments in Real Estate, page FS-8

3.   Please disclose to us and in future filings if you acquire a majority of the equity
        interests in REO properties as well as your basis in GAAP for accounting for the
        REO properties in a manner similar to joint ventures in real estate developments
        (i.e. equity method). In that regard, please also advise us why you have recorded
        REO expense in the statement of operations if you are accounting for these
        properties under the equity method.

Litigation, page FS-18

4.   Please revise to provide all of the disclosures required by paragraphs 8 – 10 of
        SFAS 5 or tell us why this is not necessary.

Exhibit 31.1

5.   The certification filed as Exhibit 31.1 to your Form 10-KSB must be in the exact
        form prescribed by Item 601(b)(31) of Regulation S-B. Certain portions of the
        certifications relating to internal control over financial reporting may be omitted
        as stated in Section III.E of SEC Release No. 33-8238. Accordingly, in future
        filings please remove references to "annual report" and "registrant" and refer to
        "report" and "small business issuer," respectively.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the

accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief